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Bircus Brewing Co.

Brewery

322 Elm St.
Ludlow, KY 41016
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THE PITCH
Bircus Brewing Co. is seeking investment to expand to a new site in an Opportunity Zone and drive customers to our unique destination brewery.
Expanding LocationGenerating RevenueRenovating Location
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BIRCUS BREWERY SYSTEM 2024
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Bircus Brewing Company is a unique combination of brewery and circus that has drawn visitors from far and wide for more than a decade. Founder and former Ringling Bros. Barnum & Bailey clown Paul Hallinan Miller is a veritable expert in the circus business. Since his clowning days in the 1990's, he has endeavored with remarkable ambition in various "social circus" ventures and has seen great returns on his investments, both social and monetary. Lauded with consistent acclaim, Miller's work has continually demonstrated his overarching focus on community reinvestment and efforts toward the greater good.

Miller's more recent and equally successful push into brewing and dining has built his business into a multi-armed powerhouse with over 300 investors. Bircus Brewing Co. now owns the majority position "Big Blue" and is growing from approximately 1100 sq feet of brewing space to over 12,000 sq feet.

Big Blue, a massive expansion of Bircus, was listed on the National Historic Register in November of 2023. Bircus' current aim is to repeat the successful use of State and Federal Historic Tax Credits and Crowdfunding that sparked it current momentum toward further development through Big Blue. By building upon Bircus' uniquely successful strategies, Big Blue will fuel additional positive impacts within its Ludlow, Kentucky community, and far beyond.

Bircus is seeking investors who want to make beer in the face of adversity. Resilience and disruption are two key factors in every successful takeover, and Miller is no shrinking violet when it comes to pushing for necessary change. The circus pulled into Ludlow 15 years ago in the face of 20+ confederate flags, and heckles about freak shows not being welcome. Thanks to Bircus's continued investment and refusal to be run out of Dodge, there are now more Gay Pride flags than stars and bars adorning the streets of this once again proud city.

The City of Ludlow and its local zoning authority have shut down OR attempted to shut down Circus Mojo and Gourmet Renee, LLC, DBA Bircus Brewing Co. dozens of times. But over the past 15 years, Miller and company have unflinchingly smiled in the face of adversity while overcoming it. Following these victories, they customarily throw parties (and pies) themed in celebration of their one aim - creating positive development. #OneForAll

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BIRCUS EXPANSION 2-14 HIGHWAY AVE IN LUDLOW'S OPPORTUNITY ZO
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The Origin Story of Bircus

In 2009, Paul & Renee Miller bought a distinctive building that had once been a movie theatre and had since been turned into a factory. They dreamed of bringing new life to the historic space and the surrounding town by making it a community space and circus venue.

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322 & 326 ELM ST PURCHASE AND FIRE DEPT DEMO
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322 & 326 Elm St. Stabilization

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2010

Miller's social circus venture Circus Mojo worked to stabilize the space and clear environmental issues such as mold & lead-based paint. The group then began to offer Circus Mojo programming to the community.

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JERRY SPRINGER CELEBRITY CIRCUS
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Jerry Springer lending his support to creative community development.

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2012

Ludlow Theatre hosted events while Gourmet Renee LLC facilitated the sale of beer from other distributors within the venue. The site was secured on the National Historic Register, a key element in development. Restoration of the Theatre marquee and modification of the balcony for use without an elevator was essential in the redevelopment of the site.

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VIDEO UPDATES 2010-2014
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Upgrades and Ludlow's 150th Celebration

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2015

Here is where the plot thickens... Striving to facilitate business through increased parking, Circus Mojo & Gourmet Renee, LLC put in a bid on a Huntington Bank branch that was listed for sale nearby. Beyond just valid, their offer was generous and even thoughtful in its terms. Regardless, it was quietly being undermined in a scrupulous attempt to sabotage Bircus' growth. Although they were the first to make an offer on the site, challenges were brewing behind the scenes with the help of local officials. Another local business, favored by longstanding authorities, had submitted its own bid, but that was just the beginning.

Thursday Evening April 9, 2015, Ludlow City Council Meeting

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MAYOR'S REPORT APRIL 2015
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On Tuesday, April 14th, 2015, the Ludlow Fire Dept. visited the Ludlow Theatre for its Annual Fire Inspection. A customary 30-day timeframe was given to remediate any issues, just as it had been in the previous five years, during which the Theatre had passed all annual inspections.

While Miller had been first to submit a purchase contract for the empty Huntington Bank at 300 Elm St., offering $125,000 on April 18th, Huntington Bank requested all "Final and Best" offers to be submitted by 5 p.m. on May 5th, 2015. Following Miller's offer, Ronald B. Jones Funeral Home and the City of Ludlow also submitted bids for the site.

On this same date of May 5th, three hours before the deadline for final bids on the bank, the City of Ludlow, PDS (local zoning authority), and the Ludlow Fire Dept. abruptly stormed the Ludlow Theatre. With 10 days left before the 30-day Fire Inspection review date, they shut its doors immediately, citing fire code violations concerning the occupancy certificate.

Despite this travesty and upheaval, Miller confirmed his financing for the purchase offer with his investor and bank, backing his bid with full disclosure that the majority of his revenue is drawn from outside Ludlow, and submitted his "Final and Best' offer for the property.

Despite his efforts, the bank property was sold to the funeral home.

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YOU CAN'T FIGHT CITY HALL NEWS COVERAGE
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2016

On a positive note with regard to ongoing community development, 2016 saw Gourmet Renee add DBA as the Bircus Brewing Co., and a New World Brewing System was purchased. The 5-barrel mash tun/kettle with three 10-barrel fermenters. Following this, in a historic precedent, Bircus registered with the Security and Exchange Commission as the first brewery in the USA to begin crowdfunding under Regulation A+.

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1ST BIRCUS REG A+ VIDEO
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2017

Bircus began to make beer and signed with a distribution company. ircus completed its crowdfunding goal of $500,000 with 127 investors.

In May of 2017, while hosting an Investor Female Focus Tasting, the City of Ludlow Police and Fire Dept. once again shut down Bircus. This was the day before a final electrical inspection, on which the opening of the commercial brewery hinged.

Miller was forced to call upon the Attorney General of KY and retrieve Police Body Camera Footage in order to rectify the situation and open the brewery.

The footage revealed confusion among different departments and no clear source of command for their orders.

PD: "I am lost, have no idea what you guys are doing."

Fire: "I know."

PD: "You expect him to give you a problem physically or anything?"

Fire: "No."

PD: "We were dispatched for squatters in the building."

Fire: "Building is being illegally occupied. They were given notice a few weeks ago not to occupy the building."

PD: "By you guys... The city or....?"

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POLICE BODY CAMERA FOOTAGE MAY 3, 2017
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After working all year with delays from the City of Ludlow and local zoning for approval, in December 2017 Bircus opened a 25-seat tasting room at 326 Elm St. This space was situated on the first floor of the Circus Suites, which provided housing for traveling circus artists who performed at Bircus.

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2018

For most of 2018, Bircus poured in the 25-seat tasting room, which is now the prep kitchen at 326 Elm St. Although Bircus had passed all necessary inspections to officially open the Ludlow Theatre, the Ludlow Fire Department refused to show up for the scheduled final inspection. Bircus took to FaceBook Live and hundreds of viewers tuned in. An hour later, the Fire Department arrived granting Bircus a 100-person temporary occupancy permit. #positivepeerpressure

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SOCIAL MEDIA VIRTUAL INSPECTION
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Thousands of views on FaceBook Live

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Once Bircus had its full 355-person occupancy permit, plans were made for a GRAND OPENING. With a wink to the local Fire Department, Miller, cut the ribbon blowing a giant ball of fire.

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2019

After 7 years the Marquee is approved and installed. This finalized the listing of the Ludlow Theatre on the National Historic Registry, securing state and federal tax credits essential to further developing the business.

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JUGGLING & INSTALLING THE REPLICA MARQUEE
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Momentum with distribution opportunities increased, and performing concepts expanded with the first Beer Hall Opera.

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ARIADNE AUF LUDLOW, A BEER HALL OPERA
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Bircus first attempt at dinner and a show blending talented ircus & Opera performers

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2020

When the world shut down, Bircus hired a contract canning company to adjust to the pandemic shutdowns. Showing further ingenuity, Bircus navigated restrictions by converting its 12-car parking lot to a Beer Garden, opening outdoor seating, and offering a full menu. Bircus quickly pivoted working to feed the surrounding community while pouring craft beers and hosting outdoor performances.

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Bircus circumvented food shortages and fulfilled stringent, governmental menu requirements by sourcing simple, but technically complete, food options for guests. Utilizing only three underrated, (but abundantly available) menu items, Bircus met requirements for Gluten-Free/Kosher (Hebrew National), Vegan, Vegetarian, and Carnivore diets by serving corn dogs, hot dogs and corn on the cob.

The Bircus team shifted to grilling all menu items. Bircus' uncomplicated offerings paired well with this process and exceeded expectations. The endearingly simple Bircus pandemic menu read: Smoked Corndogs, Dogless Corn, and Cornless Dogs.

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After adding a grease trap and three-bin sink for a prep kitchen, Bircus completed the wood-fired oven, which had been designed in part by a new neighbor who had moved to town from Egypt.

A high school friend of Miller's, Michael Cusumano, the head chef of the J.W. Marriot in Venice, Italy also joined the Bircus team following Italy's shutdown, and Bircus began making authentic Neapolitan pizzas.

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Bullying can happen anywhere and everywhere. On election night 2020, the Ludlow City Manager and Police Chief called out for Civil War on Facebook. #Cantfightcityhall

This man (yes, this one man holds both aforementioned positions and has confessed to doing so in order to milk a double pension from the city), struck fear in the hearts of the citizens he is sworn to protect. Despite this and other social media threats, Bircus stood firm in its ideology and environment of inclusion and efforts toward the good of all.

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In contrast to some of its civic leaders, Bircus has always held to the belief that civil discourse and resilience are the best means of resolving conflict over differing ideologies. In 2020, Bircus staff maintained social distancing while performing business functions - working to keep people safe as well as to maintain payroll.

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2021

Kentucky allowed 20-50% of occupancy during the pandemic. Bircus added Circus Supper Club to its events, hired a World Class Chef and sold out every date.

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CIRCUS SUPPER CLUB
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Artists from Australia, Cuba, Canada, Cleveland and Italy

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The City of Ludlow shut down Bircus' pizza oven on April 20th, in yet another show of spite for the establishment. Despite providing the requested Engineered Drawing and letter from the builder as well as all Material Data Safety Sheets on May 5th, the status remained: Failed/Reinspect.

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SOME OF THE INSPECTION REPORT
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May 26: Failed/Reinspect

July 28: Failed/Reinspect

August 12: Failed/Reinspect

August 27: PENDING

In the interest of creating leverage for further expansion, Bircus Brewing Co. took the small but significant step of signing a two-year lease in Covington, Kentucky on a second location. Attempting to keep people employed and share quality beer and pizza in a new neighborhood was a secondary aim.

In order to bring these plans to fruition, Bircus worked with local fintech start-up Wunderfund for a CF offering. With the help of Wunderfund, Bircus added 250 owners/investors and hit the maximum of $250,000 with Wunderfund. The hope was that expansion plans in Covington would help to secure rezoning for the property located at 2-14 Highway Ave. in Ludlow (aka "Big Blue"), elevating its status from from "Industrial Use" to "Assembly Use" class, and enhancing its development prospects.

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FUTURE PLANS BIRCUS EVENT CENTER
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Kenton County has a total population of over 169,000, and there are seven people appointed to its Rezoning Board. Board members reside in some of the smallest towns in the county: Kenton Vale: 105 people, Ryland Heights: 922 people, Bromley pop. 724, Elsmere pop. 9,159, Ludlow pop. 4,385, Independence pop. 28,676, and Un-Incorporated Kenton County. Representation is strikingly skewed on this board, and as such, accommodating simple and reasonable rezoning requests throughout the county has been a longstanding challenge.

The board deemed the creation of approximately 225+ parking spaces necessary in order to rezone Big Blue. At the suggestion of one of Bircus's 300+ amazing investors, Bircus tabled the vote, at this time. Bircus values its partners for both their monetary and intellectual collateral and considers them essential advisors.

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2022

As the world reemerged from the pandemic Bircus worked to partner with top-tier talent. After a six-month attempt at self-distribution, Bircus Beer made it onto the shelves of 60 retail locations but was hampered by a lack of vehicles, staff, and brewing capacity. The same brewing system used since opening can easily maintain beer for 12 taps in Ludlow and 12 taps in Covington, but distribution remains a challenge without further investments toward increased production capability.

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MLB HALL OF FAMER BRONSON ARROYO JOINS THE CIRCUS
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Baseball & Bircus

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2023

April saw strong events and traffic. Most notably, Bircus hosted America's Got Talent Superstar Grace Good.

Bircus consistently hosts world-renowned performers of various types, including many nostalgic 80's and 90's chart toppers, as well as showcasing local legend The Blue Wisp Big Band to a packed house each month. And that doesn't even encompass the regular rotation of circus performances by diverse artists from 45 nations. Further demonstrating Bircus' dedication to inclusion, Miller often quips, "The circus is the original diversity, equity, and inclusion business ... Since 1790, it has not only allowed but encouraged all types of people to create work."

Recently at Bircus, The Blue Wisp Big Band hosted special guest Kenshiro from Kyoto, Japan, delighting crowds with a unique mix of distinctive artistry (video below).

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VIVAFEST WINNER KENSHIRO AND THE BLUE WISP BIG BAND
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Cincinnati's Iconic Blue Wisp with Kenshiro on Cyr

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On Friday, May 12 at 3:45 pm, as Bircus hosted 60 people for a Private Corporate Event leading up to a sold-out Mother's Day Weekend, the entire Ludlow Fire Dept. and most of its on-duty cops stormed Bircus for yet another attempted shutdown.

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ATTEMPTED SHUT DOWN
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Miller has been known to say, "You can't fight City Hall, but you can move the oven, try to keep smiling, and crowdfund creative solutions."

Miller recently began producing a reality TV show called Circus Suites with the help of America's Got Talent Season Six Winner Landau Eugene Murphy Jr. According to Miller, the concept of the show is "Up-and-coming Circus Artists rehab a house they own by day and perform by night," and the setting is Bircus' on-site artist housing area. No one is voted off the proverbial island because in this case, the artists OWN the island. The goal of Circus Suites is to entertain viewers while teaching them about potential opportunities to create affordable housing for the creative class.

In other areas of evolving development, in June, the Kentucky Heritage Council voted to nominate Big Blue's Magnus Metals Building for the National Historic Register. Here are two, of the dozens, of pictures submitted with the application:

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1940'S RURAL GAS NOW 'BIG BLUE '
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LUDLOW'S CENTENNIAL PARADE 1964 'BIG BLUE' IN BACKGROU
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The listing of Big Blue's Magnus Metals Building on the National Historic Register in November provided for a 20% Federal Tax Credit and the potential for a 20% refundable State of KY Tax Credit. Applications are due 4.29.2024!

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2024

In February, Bircus' Goetta & Potato Pizza was featured in the "Above the Fold" segment of the Sunday Paper:

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Pizza ! Pizza ! Pizza !

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"The pizzas that Damien Berkheimer, a professional juggler and pizzaiolo, churns out at Bircus Brewing hit me on some sort of emotional level that's hard to describe. Maybe it was just a reminder of how good a pizza can be when the person making it lends it a bit of personality and a dash of something new." - Keith Pandolfi, Food Critic, Cincinnati Enquirer / USA Today Network.

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In April, Bircus launched Kesar Kolsch, a special release for the minority-owned business Good Spirits, in collaboration with Mash Cult Brewing and Party Town. 60 cases of this delicious mango and citrus craft beer are on the shelves and in the coolers at over a dozen locations across Kentucky.

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Label designed by Bircus Pizziaolo Sanjiv Rao

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The circus usually rolls into town for a few days, packs its tent, loads the train, and moves on. Conversely, Gourmet Renee LLC dba Bircus Brewing Co. has been selling beer since 2012 while holding staunchly to Bircus' Ludlow, KY location as well as its value system. This dichotomy has sparked many conflicts but equal victories. Bircus Brewing Co. has consistently tapped creativity and unique solutions for positive development and is always evolving toward new opportunities. Bircus' delectable and popular pilsner is called the Pie-Fighter based on its blend of flavors. Pie fights are both sweet and dirty, just like Bircus' business game. Invest with a winner today! #OneForAll

Updates
JANUARY 25TH, 2024
Parcel and Historical Listing

2-14 Highway Avenue in Ludlow's Opportunity Zone. Big Blue secured listing on National Historic Register 11.1.2023 Magnus Metal Building
https://www.nps.gov/subjects/nationalregister/weekly-list-2023-11-03.htm

JANUARY 25TH, 2024
Updates designs for Big Blue Outdoor Events

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Canning Operations $5,500
Raw Materials $5,300
Working Capital $10,000
Marketing $4,500
Merchandise $4,000
Legal & Accounting (Independant CPA Review) $4,000
Landscape Bircus Expansion Site $2,000
Permit and Waterline at Big Blue $2,000
Mainvest Compensation $2,700
Total $40,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $874,438 $961,881 $1,029,212 $1,080,672 $1,113,092
Cost of Goods Sold $533,650 $587,014 $628,104 $659,508 $679,293
Gross Profit $340,788 $374,867 $401,108 $421,164 $433,799

EXPENSES

Rent $43,829 $44,924 $46,047 $47,198 $48,377
Marketing, Ads, & Sponsorships $35,000 $35,875 $36,771 $37,690 $38,632
Donations` $3,000 $3,075 $3,151 $3,229 $3,309
Dues, Subs, & Memberships $5,000 $5,125 $5,253 $5,384 $5,518
Insurance $9,000 $9,225 $9,455 $9,691 $9,933
Labor & Payroll Expenses $45,000 $46,125 $47,278 $48,459 $49,670
Supplies $4,000 $4,100 $4,202 $4,307 $4,414
Taxes & Licenses $21,000 $21,525 $22,063 $22,614 $23,179
Utilities $60,000 $61,500 $63,037 $64,612 $66,227
Vehicle Expenses $7,500 $7,687 $7,879 $8,075 $8,276
Operating Profit $107,459 $135,706 $155,972 $169,905 $176,264
This information is provided by Bircus Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum

Investor Agreement

2022 Balance Sheet

2022 Income Statement

2023 Balance Sheet

2023 Income Statement

CUMU-LegitimacyCircMojoFIN.pdf

1473_Gourmet Renee LLC_2023_ArchiveK1Package.pdf

Investment Round Status

Target Raise $40,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends May 31st, 2024

Summary of Terms

Legal Business Name Gourmet Renee LLC

Minimum Investment Amount $250

Description of Securities

Key Terms:

Structure of Security - Non-Voting Membership Units

Miniumum LLC Membership Units Available in Offering - 80

Total LLC Membership Units Available in Offering - 248

Price Per Unit - $500

Minimum investment amount* - $250

Minimum Offering Amount - $40,000

Total Offering Amount - $124,000

* Fractional Shares are available at a $250 purchase price.

Financial Condition

Historical milestones

Bircus Brewing Co. has been operating since March 2012 and has since achieved the following milestones:

Gourmet Renee LLC was incorporated to sell beer at the Ludlow Theatre in 2012

Hosted Ludlow Kentucky's 150th Celebration in 2014 at the Ludlow Theatre with the Mayor, Congressman Thomas Massie, and many local dignitaries

Secured a listing on the National Historic Register for the Ludlow Theatre in 2016

Secured TTB Federal Brewers Permit

2016 Registered the first Regulation A+ Crowdfund brewery in the USA.

2017 sold the first Bircus beers, Lagoon, Miss Patterson, Showman, Alta Via

Utilized State Historic Tax Credits to ReOpen the Ludlow Theatre as Bircus Brewing Co.

2019 Secured expansion site in Ludlow's Opportunity Zone at 8 Highway Avenue

Secured a listing on the National Historic Registry for 8 Highway Avenue; 20% Federal and 20% State Tax Credits approved

Bircus Brewing Co. grew through the pandemic by adding food: smoking corndogs and building a wood-fired pizza oven,

Financial liquidity

Bircus Brewing Co. has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Bircus Brewing Co. expects its liquidity position to increase upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Bircus Brewing Co. has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Bircus has MOUs in place to replicate the model worldwide across Africa, and Central and South America.

Initially sending beer in plastic kegs and circus equipment for the trial run will be expensive

Oncestyles are established American-made nano brewing equipment will be sent to Bircus International Pilot sites in Nairobi-Kenya, Awassa-Ethiopia, and Bogota-Colombia

Risk Factors
You Can't Fight City Hall

The City of Ludlow regularly selectively enforces codes against Gourmet Renee. In 2015, when bidding on the same parcel of real estate (parking lot) The Ludlow Fire Dept shut down Gourmet Renee on the day the final and best offers were due. Gourmet Renee LLC then added DBA The Bircus Brewing Co. purchased brewing equipment and registered, as the first brewery with the SEC under Regulation A+. Bircus was created to provide positive community development for nonmillionaires in a struggling time.

In 2017 the day before the final electrical inspection Local Fire Dept and Zoning disconnected the building from the electric grid (The Attorney General of KY turned over the Police Body Camera Footage Police dispatched for 'Squatters in the Building' squatters were the Brewer and Chief Goof-Officer)

When the world reopened after the pandemic, Bircus Brewing Co. raised $250,000 and signed a 2-year lease in Covington after repeated shutdown attempts in 2021 by the City of Ludlow.

More recently in April 2023, The Mayor offered an agreement to develop 66 acres with the caveat Bircus that could host outdoor events for 200 people at the expansion site, at 8 Highway Avenue. Then on the Friday before Mother's Day at 3:45, while hosting an event for an investor arbitrarily and capriciously used zoning to attempt to shut down pizza production. Zoning officials cited "trailers illegal in the zone" while a taco trailer is directly across the street.

#ONEFORALL is the motto and the ethos at Bircus.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of Bircus Brewing Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bircus Brewing Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bircus Brewing Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bircus Brewing Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Bircus Brewing Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bircus Brewing Co.'s management or vote on and/or influence any managerial decisions regarding Bircus Brewing Co.. Furthermore, if the founders or other key personnel of Bircus Brewing Co. were to leave Bircus Brewing Co. or become unable to work, Bircus Brewing Co. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bircus

Brewing Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bircus Brewing Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bircus Brewing Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bircus Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bircus Brewing Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bircus Brewing Co.'s financial performance or ability to continue to operate. In the event Bircus Brewing Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bircus Brewing Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bircus Brewing Co. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bircus Brewing Co. will carry some insurance, Bircus Brewing Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bircus Brewing Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bircus Brewing Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bircus Brewing Co.'s management will coincide: you both want Bircus Brewing Co. to be as successful as possible. However, your interests might be in conflict in other important areas.

Future Investors Might Have Superior Rights

If Bircus Brewing Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bircus Brewing Co. or management), which is responsible for monitoring Bircus Brewing Co.'s compliance with the law. Bircus Brewing Co. will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if Bircus Brewing Co. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bircus Brewing Co., and the revenue of Bircus Brewing Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Bircus Brewing Co. is still in the process of leasing 2-14 Highway Ave to expand production. This site is listed on the National Historic Register and the TTB is reviewing applications to add additional brewing and wine-making production at this location.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bircus Brewing Co. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

This information is provided by Bircus Brewing Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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